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Exhibit

Exhibit Description

99.1 Announcement on 2026/10/28: Announcement of board meeting approved the consolidated financial statements for the third quarter of 2026

99.2 Announcement on 2026/10/28: The board meeting approved capital budget execution

99.3 Announcement on 2026/10/28: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4 Announcement on 2026/10/28: UMC announced its operating results for the third quarter of 2026

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the third quarter of 2026

1. Date of submission to the board of directors or approval by the board of directors: 2026/10/28

2. Date of approval by the audit committee: 2026/10/28

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2026/01/01~2026/09/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 204,009,681

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 65,345,803

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 44,868,934

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 81,740,885

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 74,729,928

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 74,865,383

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 6.00

11. Total assets end of the period (thousand NTD): 675,785,677

12. Total liabilities end of the period (thousand NTD): 204,905,665

13. Equity attributable to owners of parent end of the period (thousand NTD): 470,916,768

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2026/10/28

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 102,781 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: None

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2026/10/28

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$5,734,190

4. Cancelled shares: 573,419 shares

5. Capital reduction percentage: 0.0046%

6. Share capital after capital reduction: NT$ 125,695,204,800

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2026/10/28

12. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the third quarter of 2026

1. Date of occurrence of the event: 2026/10/28

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2026 Results

Q3 operating income increased 24.7% QoQ as capacity utilization hit 92%

22nm contribution reached a record high, accounting for 18.3% of Q3 wafer sales

Third Quarter 2026 Overview:

‧Revenue: NT$74.24 billion (US$2.32 billion)

‧Gross margin: 34.0%; Operating margin: 25.1%

‧Revenue from 22/28nm: 35%

‧Capacity utilization rate: 92%

‧Net income attributable to shareholders of the parent: NT$16.43 billion (US$514 million)

‧Earnings per share: NT$1.32; earnings per ADS: US$0.206

Taipei, Taiwan, ROC – October 28, 2026 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2026.

Third quarter consolidated revenue was NT$74.24 billion, increasing 8.0% from NT$68.73 billion in 2Q26. Compared to a year ago, 3Q26 revenue increased 25.6%. Consolidated gross margin for 3Q26 was 34.0%. Net income attributable to the shareholders of the parent was NT$16.43 billion, with earnings per ordinary share of NT$1.32.

Jason Wang, CEO of UMC, said, “In the third quarter, we saw healthy demand across all market segments, driving a 7.3% growth in wafer shipments to more than 1.2 million 12-inch equivalent wafers, a record high. Our overall fab utilization rate reached 92%, with several 12-inch fabs operating at full capacity while 8-inch operations also saw a strong recovery. By technology node, our 22/28nm business had another record-breaking quarter, with 22nm revenue now accounting for 18.3% of wafer sales as customers continue to tape out new products including display driver, automotive radar, and Wi-Fi ICs. In new business areas, active customer engagement for advanced packaging and silicon photonics remains robust. We expect these engagements to translate into accretive growth over the coming quarters as we ramp existing projects and support new product tape-outs.”

CEO Wang added, “Looking ahead to the fourth quarter, we expect the positive demand momentum to sustain, supporting stable shipments and utilization rate. Revenue from our specialty technologies portfolio will continue to grow sequentially, driven in part by the ramp-up of our advanced packaging and silicon photonics businesses. We have seen a significant increase in demand for these new business areas, and we are in the process of converting some existing capacity to address near-term unfulfilled demand. In the longer run, our dual track expansion plan in Singapore and Tainan will be crucial to ensure UMC’s capacity growth can keep pace with our customers’ needs. We are pleased to announce our Board of Directors today approved an additional capital expenditure budget of approximately US$3.2 billion, which will enable us to accelerate our expansion schedule as we continue to align with customers on their product roadmaps and requirements.”

CEO Wang said, “In the third quarter, UMC received the honor of being named one of Asia’s top employers of choice in the HR Asia Best Companies to Work for in Asia Awards 2026. We are proud to win this award for the third time, recognizing the company’s ongoing effort to strengthen and expand our talent development programs, comprehensive employee benefits, and community engagement opportunities. Through these initiatives, we strive to create a more supportive workplace where our people can grow and thrive, while building a strong foundation for UMC’s long-term success.”

Fourth Quarter 2026 Outlook & Guidance

‧Wafer Shipments: Will increase by low-single digit

‧ASP in USD: Will remain firm

‧Gross Profit Margin: Comparable to the preceding quarter

‧Capacity Utilization: Low-90% range

‧2026 CAPEX: US$2.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A